GKM GOLDMAN KURLAND MOHIDIN

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 10, 2006 (file no. 333-132331), March 9, 2007 (file no. 333-141173), May 13, 2009 (file no. 333-159200), and July 19, 2012 (file no. 333-182754) relating to the consolidated financial statements of Yosen Group, Inc., formerly known as China 3C Group (the "Company") for the year ended December 31, 2013, which appear in the Company's Annual Report on Form 10-K for the year ended December 31, 2013. We also consent to the reference to us under the headings "Experts" in such Registration Statement.

Goldman Kurland Mohidin LLP

Goldman Kurland and Mohidin LLP
Encino, California
December 29, 2014

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
16133 Ventura Blvd., Suite 880 Encino, CA 91436
Tel 818-784-9000 Fax 818-784-9010